Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

September 4, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sir/ Madam,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories enters into definitive agreement with Citius Pharmaceuticals, Inc. to sell its rights to anti-cancer agent E7777 (denileukin diftitox).”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc. (Stock Code: RDY)

         NSE IFSC Ltd. (Stock Code: DRREDDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s Laboratories enters into definitive agreement with

Citius Pharmaceuticals, Inc. to sell its rights to anti-cancer agent

E7777 (denileukin diftitox)

Hyderabad, India, September 04, 2021	For Immediate Release

Hyderabad, India and Princeton, NJ, USA September 04, 2021 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as “Dr. Reddy’s”), announced that it has entered into a definitive agreement with Citius Pharmaceuticals, Inc. (“Citius”) pursuant to which it sold all of its rights to E7777 (an engineered IL-2-diphtheria toxin fusion protein) and certain related assets.

Under the terms of agreement, Dr. Reddy’s will receive $40 million upfront upon the closing of the transaction, followed by approval milestone payment of up to $40 million related to the CTCL (cutaneous T-cell lymphoma) indication approval and up to $70 million for additional indication approvals. Further, Dr. Reddy’s will receive certain sales-based milestones and tiered earn-out payments.

In March 2016, Dr. Reddy’s had acquired the exclusive global rights (excluding Japan and Asia) to the investigational anti-cancer agent E7777 from Eisai Co. Ltd.

Erez Israeli, Chief Executive Officer, Dr. Reddy’s, said: “Addressing unmet patient needs in oncology remains a prime focus area for us. E7777 has significant potential as an important component of systemic therapy for CTCL and other cancers. Post acquiring from Eisai, significant progress was made on the CTCL development front. We are confident of Citius’ ability to realize the full potential of E7777 in the treatment of CTCL as well as in their ability to develop this promising drug for additional oncology and immuno-oncology indications”.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.